[ATHEROGENICS, INC]

January 14, 2008

VIA FACSIMILE AND EDGAR

Mr. Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:           AtheroGenics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarter Ended June 30, 2007
File No. 0-31261

Dear Mr. Rosenberg:

This letter sets forth the responses of AtheroGenics, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the Fiscal Year ended December 31, 2006 and the Form 10-Q for the Quarter Ended June 30, 2007.  The Staff’s comments were provided to the Company in a letter dated December 27, 2007.  For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2006
Notes to the Financial Statements, page 46
5. Convertible Notes Payable, page 50

1.
In order to properly evaluate the accounting for the inducement of the convertible debt, please provide us supplementally your calculation of the $3.5 million charge.  Include in your response the market price of the Company’s stock on the date of conversion.

Response

The following information is provided supplementally to aid the Staff in understanding the debt transaction.

In January 2006, the Company induced conversion of $14.0 million in aggregate principal amount of the 4. ½% convertible notes in exchange for 1,085,000 shares of the Company’s common stock.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 84, Induced Conversion of Convertible Debt, this transaction resulted in a non-cash charge of $3,521,236 composed of three items:

•	Item (1): the premium paid in excess of the conversion price in order to induce conversion of the notes,
•	Item (2): the write-off of the portion of debt issuance costs attributable to the notes converted, net of
•	Item (3): accrued interest on the notes that would not be paid as a result of the transaction.

In accordance with paragraph 2 of SFAS No. 84, the Company recognized an expense equal to the fair value of common stock transferred in the transaction in excess of the fair value of the securities issued pursuant to the original conversion terms.

 The detailed calculation of the net loss of $3,521,236 for the induced conversion of the $14.0 million convertible notes due 2008 was calculated as follows:

Item (1) Premium Paid:

Note exchanged	$14,000,000
Multiply by: Exchange rate per terms of notes (per $ thousand)	65.189
Shares to be issued per terms of notes	912,646
Actual shares issued for exchange	1,085,000
Incremental shares issued (premium)	172,354

Multiply by: Stock price on day of exchange (January 10, 2006)	$20.67
Value of Premium	$3,562,557

Item (2) Write-off of Related Unamortized Debt Issuance Costs:

Unamortized Debt Issuance Costs	$1,692,350
Multiply by: Portion of Issue Exchanged ($14M of $100M)	14.00%
Write-off	$236,929

Item (3) Reduction of Loss for Interest Portion

Amount of Notes Exchanged	$14,000,000
Daily Interest Rate (4.5%/360 days)	0.0125%
Calculated Days of interest	159
Interest Portion (Multiply Notes by rate by days)	$278,250

Net Loss Calculation
Premium (Item 1)	3,562,557
Plus: Write-off of Debt Issuance Costs (Item 2)	236,929
Less: Interest Portion (Item 3)	(278,250)
Net Loss	$3,521,236

Item 9A Controls and Procedures, page 56

2.
We note your disclosure that “Our chief executive officer and chief financial officer…have concluded that our disclosure controls and procedures are effective.”  Please tell us supplementally whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rules 13a-15(e) and 15d-15(e).

Response

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by our Form 10-K for the year ended December 31, 2006, have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We supplementally advise the Staff that we will add additional disclosure to our future periodic reports (in Item 9A in future Form 10-Ks and Item 4 in future Form 10-Qs) clearly defining "disclosure controls" so that it is clear that our assessment of the effectiveness of our disclosure controls also covers the second sentence of Exchange Act Rule 13e-15(e).

Form 10-Q for the quarter ended June 30, 2007
Notes to Condensed Financial Statements, page 4
9.  Convertible Notes Payable, page 6

3.
Please explain to us your basis for applying what appears to be modification accounting under EITF 96-19 instead of extinguishment accounting.  Provide to us the calculations that support this treatment.

Response

The following discussion is provided supplementally to the Staff in order to provide a technical accounting explanation of the accounting for the exchange of debt transaction entered into by the Company as extinguishment accounting under Emerging Issues Task Force (“EITF”) Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

During July of 2007, the Company agreed with certain existing holders (the “Holders”) of its 4½%  Convertible Notes due 2008 (the “Outstanding Notes”) to exchange $38.0 million in aggregate principal amount of Outstanding Notes beneficially owned by the Holders for $60.41 million of 4½%  Convertible Notes due 2011 (the “New Notes”).  The terms of the New Notes are substantially similar to the Outstanding Notes, with the important exception that the New Notes will mature two-and-a-half years later in March 2011 as opposed to September 2008.  Like the Outstanding Notes, the New Notes are convertible into shares of the Company's common stock (“Shares”) at any time prior to the close of business on the final maturity date.  The conversion rate for the New Notes is 65.1890 Shares per $1,000 principal amount of New Notes, which is equal to the conversion rate of the Outstanding Notes.

Under EITF Issue No. 96-19, debt instruments are considered to be extinguished if the original and the new debt instruments are substantially different.  EITF Issue No. 96-19 defines substantially different as when:

“the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”

We have attached the present value calculation comparison as Exhibit 1. Given that the calculation yields a difference greater than 10 percent, the Company treated the exchange as an extinguishment of debt in accordance with EITF Issue No. 96-19.

Upon concluding that the new debt instrument is substantially different from the original convertible notes and the transaction should be treated as an extinguishment of debt, EITF 96-19 also states that:

“the new debt instrument should be recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”

The Company determined that $38.0 million was the fair value of the new debt instruments based on an assessment by an active Market Maker of the Company’s debt, of the expected market value at which the debt would trade in the public market.  The Market Maker priced the bid and offer range of the debt to be between 60% and 64% of the face value of the New Notes at the time of the exchange, which implied a fair market value range of $36.25 million to $38.66 million based on the principal value of $60.41 million of the New Notes.

Additionally, this valuation implied an effective interest rate of approximately 19%, which was appropriate given the financial condition of the Company at the time of the exchange.  The 19% effective interest rate calculation is attached as Exhibit 2.

As the carrying value of the Outstanding Notes was $38.0 million at the time of the exchange and the fair value of the New Notes was also $38.0 million, no gain or loss was recorded on the exchange, other than the write-off of related debt issuance costs of $315,680.  The Company is amortizing, using the effective interest method, the difference between the fair value of the New Notes and the face value of the New Notes ($22.41 million) as interest expense over the remaining life of the notes.  This amortization of the discount is in accordance with Accounting Principles Board Opinion No. 21, Interest on Receivables and Payables which states that

“the difference between the present value and the face amount should be treated as discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied  to the amount outstanding at the beginning of any given period.”

The amortization schedule of the discount recorded on the New Notes is attached as Exhibit 2.

Please contact me at (678) 336-2500 with any questions concerning this letter.

Sincerely,

                                                                 /s/MARK P. COLONNESE
Mark P. Colonnese
Chief Financial Officer

cc:           Mr. Joe Gaynor – AtheroGenics, Inc.
Mr. Keith Townsend – King & Spalding LLP

EXHIBIT 1 Present value calculation comparison

Calculation showing that the present value of the cash flows of the New Notes is at least 10 percent different from the present value of the remaining cash flows of the Outstanding Notes, with the effective interest rate of the original debt as described in EITF 96-19.

		Outstanding Notes	New Notes
0.045		$ 38,000,000.00	$ 60,410,000.00
Interest per year		$ 1,710,000.00	$ 2,718,450.00
Interest per day		$ 4,750.00	$ 7,551.25

Jun 19-30
Jul-07		-	-
Aug-07		-	-
Sep-07		(237,500.00)	(377,562.50)	July 20 days, Aug 30 days
Oct-07		-	-
Nov-07		-	-
Dec-07		-	-
Jan-08		-	-
Feb-08		-	-
Mar-08		(855,000.00)	(1,359,225.00)
Apr-08		-	-
May-08		-	-
Jun-08		-	-
Jul-08		-	-
Aug-08		-
Sep-08		(38,855,000.00)	(1,359,225.00)
Oct-08			-
Nov-08			-
Dec-08			-
Jan-09			-
Feb-09			-
Mar-09			(1,359,225.00)
Apr-09			-
May-09			-
Jun-09			-
Jul-09			-
Aug-09			-
Sep-09			(1,359,225.00)
Oct-09			-
Nov-09			-
Dec-09			-
Jan-10			-
Feb-10			-
Mar-10			(1,359,225.00)
Apr-10			-
May-10			-
Jun-10			-
Jul-10			-
Aug-10			-
Sep-10			(1,359,225.00)
Oct-10			-
Nov-10			-
Dec-10			-
Jan-11			-
Feb-11			-
Mar-11			(61,769,225.00)

Total interest		$ (39,947,500.00)	$ (70,302,137.50)

	Rate	NPV	NPV	%Change
4.50%	0.38%	($37,795,129.42)	($60,246,463.85)	-37%

EXHIBIT 2 Amortization schedule of the discount on the New Notes

Conv Notes - Face Value	$ 60,410,000.00
Conv Notes - Fair value	$ 38,000,000.00
Interest Rate:	18.6080%	0.015506667	Interest rate per month

		Accreted	Total	Accrued	Amortization of
	Date	Balance	Interest	Interest 4.5%	Discount

		38,000,000.00
1	Jul-07	38,241,810.56	392,835.56	151,025.00	241,810.56
2	Aug-07	38,608,276.06	593,003.01	226,537.50	366,465.51
3	Sep-07	38,980,424.23	598,685.67	226,537.50	372,148.17
4	Oct-07	39,358,343.18	604,456.45	226,537.50	377,918.95
5	Nov-07	39,742,122.39	610,316.71	226,537.50	383,779.21
6	Dec-07	40,131,852.73	616,267.84	226,537.50	389,730.34
7	Jan-08	40,527,626.49	622,311.26	226,537.50	395,773.76
8	Feb-08	40,929,537.39	628,448.39	226,537.50	401,910.89
9	Mar-08	41,337,680.58	634,680.69	226,537.50	408,143.19
10	Apr-08	41,752,152.71	641,009.63	226,537.50	414,472.13
11	May-08	42,173,051.93	647,436.71	226,537.50	420,899.21
12	Jun-08	42,600,477.89	653,963.46	226,537.50	427,425.96
13	Jul-08	43,034,531.80	660,591.41	226,537.50	434,053.91
14	Aug-08	43,475,316.44	667,322.14	226,537.50	440,784.64
15	Sep-08	43,922,936.18	674,157.24	226,537.50	447,619.74
16	Oct-08	44,377,497.01	681,098.33	226,537.50	454,560.83
17	Nov-08	44,839,106.56	688,147.05	226,537.50	461,609.55
18	Dec-08	45,307,874.14	695,305.08	226,537.50	468,767.58
19	Jan-09	45,783,910.74	702,574.10	226,537.50	476,036.60
20	Feb-09	46,267,329.09	709,955.84	226,537.50	483,418.34
21	Mar-09	46,758,243.64	717,452.05	226,537.50	490,914.55
22	Apr-09	47,256,770.63	725,064.50	226,537.50	498,527.00
23	May-09	47,763,028.12	732,794.99	226,537.50	506,257.49
24	Jun-09	48,277,135.98	740,645.36	226,537.50	514,107.86
25	Jul-09	48,799,215.93	748,617.46	226,537.50	522,079.96
26	Aug-09	49,329,391.61	756,713.18	226,537.50	530,175.68
27	Sep-09	49,867,788.54	764,934.43	226,537.50	538,396.93
28	Oct-09	50,414,534.22	773,283.17	226,537.50	546,745.67
29	Nov-09	50,969,758.09	781,761.38	226,537.50	555,223.88
30	Dec-09	51,533,591.64	790,371.05	226,537.50	563,833.55
31	Jan-10	52,106,168.37	799,114.23	226,537.50	572,576.73
32	Feb-10	52,687,623.85	807,992.98	226,537.50	581,455.48
33	Mar-10	53,278,095.77	817,009.42	226,537.50	590,471.92
34	Apr-10	53,877,723.95	826,165.67	226,537.50	599,628.17
35	May-10	54,486,650.35	835,463.91	226,537.50	608,926.41
36	Jun-10	55,105,019.18	844,906.32	226,537.50	618,368.82
37	Jul-10	55,732,976.84	854,495.16	226,537.50	627,957.66
38	Aug-10	56,370,672.04	864,232.69	226,537.50	637,695.19
39	Sep-10	57,018,255.76	874,121.22	226,537.50	647,583.72
40	Oct-10	57,675,881.34	884,163.09	226,537.50	657,625.59
41	Nov-10	58,343,704.51	894,360.67	226,537.50	667,823.17
42	Dec-10	59,021,883.39	904,716.38	226,537.50	678,178.88
43	Jan-11	59,710,578.56	915,232.67	226,537.50	688,695.17
44	Feb-11	60,409,953.10	925,912.04	226,537.50	699,374.54

			$ 32,302,090.60	$ 9,892,137.50	$ 22,409,953.10